Exhibit 99.1

Dehaier Changes Name to Lianluo Smart Limited, Announces Strategic Personnel Adjustment and Announces Date of Annual Shareholder Meeting

Beijing, China –October 25, 2016, Dehaier Medical Systems Limited (Nasdaq: DHRM) (the "Company") announced that its Board of Directors has approved changing the Company's name to Lianluo Smart Limited to reflect the Company’s focus on smart wearable devices. In connection with the name change, the Company's Nasdaq stock ticker will change from DHRM to LLST. The Company has also appointed new officers and directors to better align management with the Company's ambition in the field of smart wearable devices.

The Change of the Company's name shows a more interactive and solid relationship with Hangzhou Liaison Interactive Information Technology Co., Ltd. ("Liaison Interactive") that will leverage Liaison Interactive's resources, promote the development of the Company’s intelligent medical business, accelerate its industrial layout on intelligence medical market, and further optimize its overall business strategies to increase market penetration and acceptance.

To support the Company’s new focus on smart wearable devices, the Board has nominated and elected three new Directors. Former directors Mr. Xiaoguang Shen, Mr. Genhui Chen and Ms. Huili (Alisa) Li have resigned, and the Board has nominated and elected Mr. Zhitao He, Mr. Zhiqiang (Richard) Chang and Mr. Bin Pan as Directors. Mr. Pan’s term will expire at the annual shareholder meeting to be held in 2017, and both Mr. He’s and Mr. Chang’s terms will expire at the 2018 annual shareholder meeting. Mr. Zhitao He will serve as the Company's new Chairman of the Board, with former Chairman Mr. Ping Chen remaining as CEO and a member of the Board. Mr. Chang and Mr. Pan are independent directors. Both Mr. Chang and Mr. Pan will serve as members of the Audit, Compensation and Nominating Committees, with Mr. Chang chairing the Compensation Committee and Mr. Pan chairing the Nominating Committee. Ms. Hui Zhou has been appointed as the new CFO.

The Company's Chairman of the Board, Mr. Zhitao He, is also the Chairman of the Board of Liaison Interactive, a China-listed company. Mr. Zhitao He successfully led Liaison Interactive to list on China’s A share market (ticker: 002280). Mr. Zhitao He was named one of the "10 Top Entrepreneurs of Post-1980s" by Hurun Report and "Top Ten Entrepreneurial Leader of Listed Companies" by Securities Times. In the past two years, under his leadership, Liaison Interactive has moved into the field of smart hardware, including the purchase of leading American electronics online retailer Newegg (http://www.newegg.com), investments in American virtual reality ("VR") device manufacturer Avegant (www.avegant.com) and hardware corporation Razer (http://www.razerzone.com), and promotion of the world's biggest VR Operating System OSVR in China together with Razer. This investment plan has allowed Liaison Interactive to become a closed loop of "Software and Hardware + Platform + Channels".

Mr. Richard Chang has been CEO of Beijing Zhineng Technology Co., Ltd. in Beijing China since October 2015. Prior to that position, he served as a Key Account Manager and Business VP at AREVA Inc. in Beijing, China from 2013 through October 2015 and Chief Representative and Regional VP at Ventyx Inc. in Atlanta, Georgia from July 2009 to July 2013. Mr. Chang earned a master’s degree in computer science in 1997 from the University of Texas as Dallas, a master’s degree in automation in 1990 from Shanghai Jiaotong University and a bachelor’s degree in automation in 1985 from the same school.

Mr. Bin Pan is the Chairman of Shanghai Hubo Investment Management Co., Ltd. He is also the independent director of Hangzhou Liaison Interactive Information Technology Co. Ltd., Shanghai Yaoji Playing Card Co., Ltd, Shenzhen Prolto Supply Chain Management Co., Ltd and Shanghai Zhixin Electric Co., Ltd. Mr. Pan is a partner in Shanghai Capital Law & Partners law firm since June, 2004. He used to be the vice-president at the investment banking division of China Southern Securities Co., Ltd. from March 1997 to June 2004. Mr. Pan earned his master’s degree in International Economic Law from Shanghai University of International Business and Economics in 1997 and his bachelor’s degree in 1994 from Huazhong University of Science and Technology University.

New CFO Ms. Hui Zhou has 10 years of professional accounting and auditing experience. She previously worked for Ernst & Young, and has strong expertise in US GAAP, PRC GAAP and IFRS. She led the auditing work of many multinational corporations and prepared initial public offerings for a variety of companies. She deeply understands Nasdaq trade requirements for listed companies.

The Board of Directors believes that this strategic personnel adjustment will reflect the Company's determination in the business transition. Mr. Zhitao He has extensive experience in enterprise management and sharp foresight in development of smart hardware ecosystem. The Company believes that the addition of Mr. Zhitao He will bring new opportunities in the Company's strategic transition and development of the Company’s smart wearable device business. Ms. Hui Zhou’s abundant experience in financial management and professional ability will be a tremendous asset for the Company.

Finally, the Company has announced that its Annual General Meeting will be held on December 20, 2016. Management looks forward to sharing the Company's strategy and development plan with shareholders during this meeting. The Company will continue to take full advantage of our considerable resources in the medical device industry, consolidate existing B2B2C business and expand our market share. Meanwhile, the Company will leverage the field of wearable devices, which has a potentially large customers base. The Company will constantly update core algorithm based on big data and continue to research and develop wearable products with combination of software and hardware. The Company's business now covers multiple areas, including health management, family healthcare, long-distance treatment and sport and fitness management.

About Dehaier Medical Systems Ltd.

Dehaier Medical develops, markets and sells medical products, including medical devices and wearable sleep respiratory products in China and international markets. The company develops and assembles its self-branded medical devices and sleep respiratory products from third-party components. Dehaier is committed to becoming the solution provider of medical smart wearable devices and professional services. Dehaier is transforming from a traditional medical equipment supplier to a high-tech enterprise in the field of mobile medical and smart wearable devices. The main business of Dehaier is providing overall solutions including accurate screening, efficient treatment and treatment evaluation for obstructive sleep apnea syndrome (“OSAS”) patients. With the cutting-edge photoplethysomography analysis technology and state-of-the-art sleep diagnosis device, Dehaier made the first application of cloud technology in sleep medicine by managing to upload patients’ records, patient information management, and analysis to the cloud. Dehaier Medical provides sleep diagnostic products and services for inpatients and outpatients in Chinese medical institutions including chronic diseases therapy departments in public hospitals, patients in private physical examination centers and VIP customers of life insurance companies. Dehaier Medical’s technology is based on six patents and eleven software copyrights. More information may be found at http://www.dehaier.com.cn.

About Hangzhou Liaison Interactive Information Technology Co. Ltd.

Liaison Interactive, formerly known as Beijing Digital Grid Technology Co., Ltd. was founded in 2007 as a leading mobile Internet product and services provider in the industry. On October 24, 2014, China Securities Regulatory Commission approved the asset restructuring application of Beijing Digital Grid Technology Co., ltd. and the listed company Hangzhou New Century Information Technology Co., Ltd. After the restructuring, listed entity Liaison Interactive (002280) became China’s first listed mobile Internet company. Liaison Interactive has three core business units. Digital Grid Department focuses on innovations in products and technologies. Interactive Entertainment Department focuses on mobile game developing and operating. Intelligent Hardware Department focuses on one of most important business strategies striving to be a world-class developer. Based in Beijing, Liaison Interactive has set up subsidiaries and branches in Shanghai, Guangzhou, Hong Kong, Shenzhen, Hangzhou, Nanjing, Shenyang and the U.S. For more information, please visit http://www.lianluo.com

For more information, please contact:

Dehaier Medical Systems Limited

Mary Li

+86 10-5166-0080 ext. 211

investors@dehaier.com.cn